UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File No. 001-42190

DAMON INC.
(Translation of registrant’s name into English)

4601 Canada Way, Suite #402
Burnaby, BC, Canada V5G 4X7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒      Form 40-F ☐

Damon Inc. (the “Company”) recently received the resignation of Karan Sodhi as a Director of the Company effective as of February 19, 2026.

SUBMITTED HEREWITH

Exhibits
99.1	News Release dated February 23, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DAMON INC.

	By:	/s/ Dominique Kwong
	Name:	Dominique Kwong
	Title:	Chief Executive Officer

Date: February 23, 2026

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